Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), October 13, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 360 million share buyback program announced on July 31, 2025, as the eighth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Eighth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
06/10/2025	EXM	11,600	424.6431	4,925,859.96
07/10/2025	EXM	7,700	423.5091	3,261,020.07
08/10/2025	EXM	11,500	420.7963	4,839,157.45
09/10/2025	EXM	59,500	366.7410	21,821,089.50
10/10/2025	EXM	11,200	354.4975	3,970,372.00
Total	—	101,500	382.4384	38,817,498.98

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Eighth Tranche till October 10, 2025, the total invested consideration has been:
•Euro 149,602,206.82 for No. 371,924 common shares purchased on the EXM
•USD 33,447,541.72 (Euro 28,547,995.07*) for No. 69,609 common shares purchased on the NYSE.

As of October 10, 2025, the Company held in treasury No. 16,115,828 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.31% of the total issued common shares. Including the special voting shares, the Company held in treasury 8.86% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until October 10, 2025, the Company has purchased a total of 5,452,553 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,820,719,899.24.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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